

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2024

Liu Xiaohua
Chief Executive Officer
Star Fashion Culture Holdings Limited
12F, No. 611, Sishui Road
Huli District, Xiamen
People's Republic of China

> **Re: Star Fashion Culture Holdings Limited**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed August 2, 2024**
> **File No. 333-280198**

Dear Liu Xiaohua:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-1 filed August 2, 2024

Cover Page

1.   Revise to verify your disclosure regarding estimated cash expenses for the offering, as the cover page currently states, "We expect our total cash expenses...to be approximately $[4.50]..."

Underwriting, page 121

2.   Please revise to remove the reference to WestPark Capital, Inc. and to eliminate inconsistencies between the disclosure in this section and the updated form of underwriting agreement on file as Exhibit 1.1 to the registration statement. For example, Section 1.1.1(i) of the form of underwriting agreement states that the company will issue

"an aggregate of 2,500,000" Class A ordinary shares, and Section 3.11 states that $50,000 of accountable expenses has been paid, while page 121 of the prospectus states that $70,000 has been paid.

Please contact Tony Watson at 202-551-3318 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeffrey Yeung